UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 5, 2022

NEOGEN CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	0-17988	38-2367843
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

620 Lesher Place Lansing, Michigan	48912
(Address of principal executive offices)	(Zip Code)

517-372-9200
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.16 par value per share	NEOG	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On March 18, 2022, Neogen Corporation (“Neogen”) filed a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with Neogen’s proposed combination with the food safety business (the “SpinCo Business”) of 3M Company (“3M”) in a Reverse Morris Trust transaction pursuant to an Agreement and Plan of Merger, dated December 13, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Neogen, Nova RMT Sub, Inc., a wholly owned subsidiary of Neogen, 3M and Garden SpinCo Corporation, a wholly owned subsidiary of 3M (“Garden SpinCo”). On July 18, 2022, Neogen filed with the SEC its definitive proxy statement on Schedule 14A relating to the special meeting of shareholders of Neogen scheduled to be held on August 17, 2022 (the “Definitive Proxy Statement”) to, among other things, vote on proposals required to complete the combination in accordance with the Merger Agreement.

Since the initial filing of the Preliminary Proxy Statement, seven purported shareholders of Neogen filed securities lawsuits in the United States District Courts for the Southern District of New York, the Eastern District of New York, the Eastern District of Pennsylvania, and the District of Delaware, captioned Snyder v. Neogen Corp., et al., 1:22-cv-02440 (S.D.N.Y. Mar. 25, 2022); Hopkins v. Neogen Corp., et al., 1:22-cv-01815 (E.D.N.Y. Mar. 31, 2022); Waterman v. Neogen Corp., et al., 2:22-cv-01251 (E.D. Pa. Apr. 1, 2022); Stein v. Neogen Corp., et al., 1:22-cv-02683 (S.D.N.Y. Apr. 1, 2022); Leja v. Neogen Corp., et al., 1:22-cv-01841 (E.D.N.Y. Apr. 1, 2022); Pardo v. Neogen Corp., et al., 1:22-cv-00435 (D. Del. Apr. 1, 2022); and Lawrence v. Neogen Corp., et al., 1:22-cv-06232 (S.D.N.Y. July 22, 2022) (collectively, the ‘‘Federal Court Actions’’). The Federal Court Actions name Neogen and the members of the Neogen board as defendants (the “Defendants”). The Federal Court Actions assert claims under Section 14(a) and 20(a) of the SEC Exchange Act, and allege that the Preliminary Proxy Statement and/or Definitive Proxy Statement filed by Neogen with the SEC contains alleged material misstatements or omissions.  The Federal Court Actions seek, among other things, to enjoin the Defendants from proceeding with, consummating or closing the transactions contemplated by the Merger Agreement, rescissory damages should the transaction not be enjoined, and an award of attorneys’ and experts’ fees. On June 16, 2022, Leja v. Neogen Corp., et al. was voluntarily dismissed, and on June 21, 2022, Pardo v. Neogen Corp., et al. was voluntarily dismissed.

In addition, on July 27, 2022, a purported shareholder of Neogen filed a breach of fiduciary duty class action in the State of Michigan, Ingham County Business Court, captioned, Gross v. Neogen Corp., et al., 22-000483-CB  (Mich. Circ. Ct. July 27, 2022) (the “State Court Action” and, together with the “Federal Court Actions,” the “Actions”).  The State Court Action names Neogen and the members of the Neogen board as defendants and alleges that the Definitive Proxy Statement filed by Neogen with the SEC contains alleged material misstatements or omissions.  On July 28, 2022, the plaintiff in the State Court Action filed a motion for a preliminary injunction seeking to enjoin the shareholder vote in connection with the transactions contemplated by the Merger Agreement, which motion was subsequently withdrawn.

The defendants believe that the allegations in the Actions are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Neogen will not necessarily announce such filings.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT

This supplemental information should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Page references in the below disclosures are to pages in the Definitive Proxy Statement, and defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement. To the extent the following information differs from or conflicts with the information contained in the Definitive Proxy Statement, the information set forth below shall be deemed to supersede the respective information in the Definitive Proxy Statement. Neogen denies the allegations in the complaints related to the Actions and denies any alleged violations of law or any legal or equitable duty. Without admitting in any way that the disclosures below are material or otherwise required by law, Neogen makes the following amended and supplemental disclosures solely for the purpose of mooting the allegations in the complaints related to the Actions.

The section of the Definitive Proxy Statement entitled “THE TRANSACTIONS—Background of the Transactions” is amended and supplemented as follows:

The disclosure in the fifth paragraph on page 105 of the Definitive Proxy statement is amended and restated in its entirety to read as follows:

“On October 11, 2019, 3M and Neogen entered into a confidentiality agreement to facilitate discussions with respect to potential commercial and strategic opportunities involving the 3M Food Safety Business, which confidentiality agreement did not contain a standstill provision.  In connection with its consideration of other strategic opportunities, Neogen did not enter into any confidentiality agreements containing a standstill provision that would have prevented a third party from submitting a proposal with respect to a potential combination with Neogen.

The disclosure in the last partial paragraph on page 111 and first partial paragraph on page 112 of the Definitive Proxy Statement is amended and restated in its entirety to read as follows:

“Prior to entering into the exclusivity agreement, Neogen management continued to consider potential available strategic opportunities to scale the company’s business, including one additional opportunity identified subsequent to the December 5, 2019 meeting of the Neogen board.  Neogen management routinely provided updates to the Neogen board on the status of its consideration of such opportunities and overall strategy during the Neogen board’s regularly scheduled quarterly meetings, including at the meetings of the Neogen board held on December 3, 2020, March 16, 2021 and July 6, 2021.  During this period, Neogen management did not pursue any one such opportunity to the exclusion of others, although Neogen management would from time to time focus on one or more such opportunities based on the interest of the potential counterparty and timing relative to other priorities of the business, including engaging in discussions with and delivering non-binding proposals for ~~a~~ two potential strategic acquisition opportunities  in October 2020 and January 2021, respectively, neither of which resulted in the execution of definitive documentation.”

The section of the Definitive Proxy Statement entitled “THE TRANSACTIONS—Opinion of Neogen’s Financial Advisor” is amended and supplemented as follows:

The disclosure in the first bullet on page 119 of the Definitive Proxy Statement is amended and restated in its entirety to read as follows:
“certain financial forecasts, analyses and projections relating to the Food Safety Business prepared by management of Neogen and furnished to Centerview by Neogen for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Garden SpinCo Forecasts” and are referred to elsewhere in this proxy statement as the Neogen Reforecasted Food Safety Projections and are summarized in the section titled “Certain Projections—Neogen Projections”; and”

The section of the Definitive Proxy Statement entitled “THE TRANSACTIONS—Opinion of Neogen’s Financial Advisor—Summary of the Financial Analyses of Centerview” is amended and supplemented as follows:

The disclosure on page 121 of the Definitive Proxy Statement is amended and supplemented by adding the following new column titled “Enterprise Value” to the table under the subheading Selected Public Comparable Companies Analysis”, between the two existing columns:

Selected Public Companies	Enterprise Value (in millions)	EV/2022E EBITDA
Agilent Technologies, Inc.	$48,887	26.5x
Bio-Techne Corporation	$19,720	45.5x
Mettler-Toledo International, Inc.	$38,703	33.5x
PerkinElmer, Inc.	$28,640	18.8x
Waters Corporation	$22,015	22.6x

The disclosure in the first full paragraph on page 123 of the Definitive Proxy Statement, under the subheading “Discounted Cash Flow Analysis”, is amended and restated in its entirety to read as follows:

“Based on these analyses, Centerview calculated a range of approximate implied equity values for Neogen and the Food Safety Business, in each case by adjusting for Neogen’s and the Food Safety Business’ respective net debt (in the case of Neogen using net cash of $389.249 million as provided by Neogen management, and in the case of the Food Safety Business, assuming net debt of Garden SpinCo of $1 billion), minority interest and equity method investments, as applicable (without consideration of any potential synergies). Using the high and low values from the resulting range of the implied equity values, Centerview then calculated the implied pro forma equity ownership percentage range for Neogen shareholders of 46.2% to 55.5%, as compared to the expected pro forma ownership of the combined company by pre-Merger Neogen shareholders of approximately 49.9% of the issued common stock, or 50.1% on a fully diluted basis, as a result of the Exchange Ratio.”

The section of the Definitive Proxy Statement entitled “THE TRANSACTIONS—Opinion of Neogen’s Financial Advisor—Miscellaneous-Centerview Partners LLC” is amended and supplemented as follows:

The disclosure in the first full paragraph on page 125 of the Definitive Proxy Statement is amended and restated in its entirety as follows:
“Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities.  In the two years prior to the date of its written opinion, Centerview had been engaged to provide financial advisory services to Neogen, including in connection with certain strategic matters, and Centerview received approximately $300,000 in compensation from Neogen for such services (including the evaluation of two potential strategic acquisitions).  In the two years prior to the date of its written opinion, Centerview had not been engaged on a fee-paying basis to provide financial advisory or other services to 3M, and Centerview did not receive any compensation from 3M during such period.  Centerview may provide investment banking and other services to or with respect to Neogen, 3M, Garden SpinCo, or their respective affiliates in the future, for which Centerview may receive compensation.  Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Neogen, 3M, Garden SpinCo or any of their respective affiliates, or any other party that may be involved in the Transactions.”

The section of the Definitive Proxy Statement entitled “THE TRANSACTIONS—Financial Projections—Neogen Projections” is amended and supplemented as follows:

The disclosure in the final partial paragraph on page 125 and first partial paragraph on page 126 of the Definitive Proxy Statement is amended and restated in its entirety as follows:

“Neogen does not as a matter of course make public any long-term financial projections as to future performance, earnings or other results due to, among other reasons, the uncertainty and inherent unpredictability of the underlying assumptions and estimates. However, in connection with its evaluation of the Transactions, Neogen management prepared and provided to Centerview and the Neogen board certain non-public, internal financial projections concerning Neogen’s anticipated future operations as a standalone business for the fiscal years ending May 31, 2022 through 2026. We refer to these projections as the Neogen Standalone Projections. The Neogen Standalone Projections (other than the unaudited prospective information with respect to Neogen’s operations for the second half of 2022 and the calculations of unlevered free cash flow) also were provided to 3M management. In addition, in connection with its evaluation of the Transactions, Neogen management prepared certain financial projections regarding the Food Safety Business’s anticipated future operations on a standalone basis, which were derived in part from the financial information provided by 3M to Neogen, including the 3M Food Safety Business Projections, in connection with Neogen’s due diligence review of the Food Safety Business and which Neogen management recast to correspond to fiscal years ending May 31, 2022 through 2026 and adjusted to reflect management’s assumptions and beliefs at the time with respect to the future revenues and standalone costs of operating the Food Safety Business, including to add projected revenue and expenses in connection with the Clean-Trace Distribution Agreement, which income was not included within the projected financial information for the Food Safety Business provided by 3M to Neogen. The Clean-Trace Distribution Agreement specifically relates to Neogen's agreement to sell certain Clean-Trace™ products to 3M and for 3M to serve as a non-exclusive distributor and reseller of such products solely to certain customers (other than in respect of food safety applications), including certain existing customers of 3M's Medical Solution Division which does not transfer to Neogen in connection with the Transactions Refer to “Additional Agreements Related to the Separation and the Merger—Clean-Trace Distribution Agreement” for additional information. We refer to these reforecasted and adjusted financial projections for the Food Safety Business as the Neogen Reforecasted Food Safety Projections, and we refer to the Neogen Standalone Projections and the Neogen Reforecasted Food Safety Projections collectively as the Neogen Projections. The Neogen Reforecasted Food Safety Projections were provided to the Neogen board and also were provided to Centerview. The Neogen Reforecasted Food Safety Projections are referred to as the “Garden SpinCo Forecasts” in the summary of Centerview’s financial analyses included in the section of this proxy statement titled “Opinion of Neogen’s Financial Advisors.””

The disclosure included in the tables on page 126 of the Definitive Proxy Statement is amended and restated in its entirety as follows in order to correct a transposition error with respect to the information included in the row titled “Unlevered Free Cash Flow”:
Neogen Standalone Projections

		Fiscal Year Ending May 31,
$ million	2H 2022E(1)	2022E	2023E	2024E	2025E	2026E
Revenue	$257	$515	$567	$613	$663	$717
EBITDA(2)	55	110	125	140	156	175
Unlevered Net Income(3)	34	69	79	89	100	113
Unlevered Free Cash Flow(4)	25		61	73	83	94

(1)	Reflects estimates for the second half of Neogen’s fiscal year ending May 31, 2022.
(2)	EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization, including stock-based compensation expense.
(3)
Unlevered net income is a non-GAAP financial measure and was calculated by Centerview for use in connection with its financial analyses for purposes of rendering its opinion to the Neogen Board as described above in the section entitled “—Opinion of Neogen’s Financial Advisor” using the Neogen Reforecasted Food Safety Projections provided by Neogen management as EBITDA, less depreciation and amortization, less cash tax expense.

(4)
Unlevered free cash flow is a non-GAAP financial measure and was calculated by Centerview for use in connection with its financial analyses for purposes of rendering its opinion to the Neogen board as described above in the section entitled “—Opinion of Neogen’s Financial Advisor” using the Neogen Standalone Projections provided by Neogen management as net operating profit after taxes (i.e., EBITDA, less depreciation and amortization, less cash tax expense), plus depreciation and amortization, less capital expenditures, less increases in net working capital and less acquisition spend.

Neogen Reforecasted Food Safety Projections

		Fiscal Year Ending on May 31,
$ million	2H 2022E(1)	2022E	2023E	2024E	2025E	2026E
Revenue	$202	$404	$440	$475	$507	$535
EBITDA(2)	80	160	176	193	208	221
Unlevered Net Income(3)	61	122	134	147	158	168
Unlevered Free Cash Flow(4)	59		71	61	116	158

(1)
Reflects estimate for the second half of fiscal year ending May 31, 2022 based on Neogen management’s recast of the unaudited prospective financial information for the Food Safety Business to correspond to a fiscal year ending May 31.

(2)	EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization, including stock-based compensation expense.
(3)
Unlevered net income is a non-GAAP financial measure and was calculated by Centerview for use in connection with its financial analyses for purposes of rendering its opinion to the Neogen Board as described above in the section entitled “—Opinion of Neogen’s Financial Advisor” using the Neogen Reforecasted Food Safety Projections provided by Neogen management as EBITDA, less depreciation and amortization, less cash tax expense.

(4)
Unlevered free cash flow is a non-GAAP financial measure and was calculated by Centerview for use in connection with its financial analyses for purposes of rendering its opinion to the Neogen board as described above in the section entitled “—Opinion of Neogen’s Financial Advisor” using the Neogen Reforecasted Food Safety Projections provided by Neogen management as net operating profit after taxes (i.e., EBITDA, less depreciation and amortization, less cash tax expense), plus depreciation and amortization, less capital expenditures, less increases in net working capital, less (with respect to the prospective financial information for fiscal years 2023 through 2026) certain estimates of one-time expenditures related to operational and facility transitions.

The section of the Definitive Proxy Statement entitled “THE TRANSACTIONS—Interests of Certain Parties in the Transaction—Interests of Neogen’s Directors and Executive Officers in the Transactions” is amended and supplemented as follows:

The disclosure in the second full paragraph on page 133 of the Definitive Proxy Statement, under the subheading “Board of Directors and Management of Neogen”, is amended and restated in its entirety as follows:

“Following the Closing, Neogen’s directors will continue to serve on the board of directors of the combined company.  Neogen has also agreed to appoint two directors designated by 3M and reasonably acceptable to Neogen to the Neogen board, effective as of the effective time of the Merger.  In addition, Neogen’s current Chief Executive Officer and President, John Adent, will continue to lead the combined company, together with Neogen’s existing senior management team and there has been no discussion among the parties of the addition of any 3M employees to the Neogen executive management team.  See “Board of Directors and Executive Officers of Neogen Following the Merger; Operations Following the Merger.””

Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Neogen, 3M and Garden SpinCo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-Garden SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Neogen and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction may not be satisfied or waived, on a timely basis or otherwise, including that the required approval by the shareholders of Neogen may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the timeframe expected by Neogen, 3M and Garden SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Neogen and the SpinCo Business, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the SpinCo Business from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the proposed transaction with their employees, customers, suppliers, or other counterparties; and (17) risk factors detailed from time to time in Neogen’s and 3M’s reports filed with the Securities and Exchange Commission (the “SEC”), including Neogen’s and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including Neogen’s registration statement on Form S-4 (Reg. No. 333-263667) that includes a prospectus relating to the shares of Neogen common stock to be issued in the proposed transaction, as amended and supplemented (the “Neogen Registration Statement”), which was declared effective by the SEC on August 4, 2022, Neogen’s Definitive Proxy Statement and Garden SpinCo’s registration statement on Form S-4 and Form S-1 (Reg. No. 333-263669) in connection with its separation from 3M that contains a prospectus relating to the shares of Garden SpinCo common stock to be issued in the proposed transaction, as amended and supplemented (the “SpinCo Registration Statement”), which was declared effective by the SEC on August 4, 2022 , in each case, filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Neogen, 3M or Garden SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Neogen, 3M and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Neogen in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Neogen in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the SpinCo Registration Statement, Neogen Registration Statement and Neogen’s Definitive Proxy Statement referenced above that were filed with the SEC. Information about the directors and executive officers of Neogen may also be found in Neogen’s Annual Report on Form 10-K filed with the SEC on July 27, 2022, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of 3M may be found in its Annual Report on Form 10-K filed with the SEC on February 9, 2022, and its definitive proxy statement relating to its 2022 Annual Meeting of Stockholders filed with the SEC on March 23, 2022. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the SpinCo Registration Statement, Neogen Registration Statement and Neogen’s Definitive Proxy Statement filed with the SEC.

Important Information About the Transactions and Where to Find It

In connection with the proposed transaction, Garden SpinCo filed the SpinCo Registration Statement and Neogen filed the Neogen Registration Statement and the Definitive Proxy Statement. 3M has filed with the SEC a Schedule TO related to 3M’s exchange offer in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SPINCO REGISTRATION STATEMENT, NEOGEN REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT, 3M’S SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS THAT ARE MADE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, GARDEN SPINCO AND THE PROPOSED TRANSACTION. The SpinCo Registration Statement, Neogen Registration Statement, Definitive Proxy Statement, 3M’s Schedule TO and other documents relating to the proposed transaction (as they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The SpinCo Registration Statement, Neogen Registration Statement, Definitive Proxy Statement, 3M’s Schedule TO and other documents (as they become available) can also be obtained free of charge from 3M upon written request to 3M Investor Relations Department, Bldg. 224-1 W-02, St. Paul, MN 55144, or by e-mailing investorrelations@3M.com or upon written request to Neogen’s Investor Relations, 620 Lesher Place, Lansing, Michigan 48912 or by e-mailing ir@neogen.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEOGEN CORPORATION

By:	/s/ Amy M. Rocklin
	Name:	Amy M. Rocklin
	Title:	Vice President, General Counsel and Corporate Secretary

Date:	August 5, 2022